Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of Sprouts Farmers Markets, LLC of our report dated April 22, 2013, except for the presentation of net income (loss) per unit discussed in Note 22 to the consolidated financial statements, as to which the date is May 9, 2013, relating to the financial statements of Sprouts Farmers Markets, LLC, at December 30, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Phoenix, AZ

May 9, 2013